

Mail Stop 4631

November 6, 2015

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

      RE: AerCap Holdings N.V.
              Form 20-F for the Year Ended December 31, 2014
              Filed March 30, 2015
              Form 6-K
              Filed August 18, 2015
              File No. 1-33159

Dear Mr. Helming:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Consolidated Balance Sheets, page F-3

1. Pursuant to ASC 810-10-45-25, please separately present assets of consolidated variable interest entities that can only be used to settle obligations of these entities and liabilities of consolidated variable interest entities for which creditors (or beneficial interest holders) do not have recourse to your general credit.

Mr. Keith Helming
AerCap Holdings N.V.
November 6, 2015
Page 2

Note 26. Variable Interest Entities, page F-63

2. Please provide all of the disclosures required by ASC 810-10-50. These should include the disclosures specified by ASC 810-10-50-4 regarding your exposure to loss related to variable interest entities for which you are not the primary beneficiary.

Form 6-K Filed August 18, 2015

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 2. Basis of Presentation

Prior Period Comparative Information, page 11

3. Commencing in the second quarter of 2015 for maintenance reserved contracts, the release of the maintenance rights intangible asset and accrued maintenance liability at lease termination are presented on a net basis on your income statement whereas they were previously presented on a gross basis. Please help us better understand how you determined that these amounts should now be reflected on a net basis. Please also tell us the amounts of leasing revenues and leasing expenses recorded in 2014 related to the release of the maintenance rights intangible asset and accrued maintenance liability at lease termination for maintenance reserved contracts.

Management's Discussion and Analysis

Comparative Results of Operations, page 55

4. During the six months ended June 30, 2015, we note that the net gain (loss) on sale of assets of $88.3 million represented approximately 12% of your income before income taxes and income of investments accounted for under the equity method. In addition, the amount of the gain increased from $37.5 million for the year ended December 31, 2014 and $41.9 million for the year ended December 31, 2013. In this regard, please expand your disclosures to provide additional insight as to the factors that led to the recording of increased gains on the sale of assets during the current period. If the aircraft sold during the current period were attained through the ILFC acquisition, please also address the significant factors and circumstances which changed since determining the fair value of these aircraft using the acquisition method of accounting in May 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction